SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BCE INC.

Safe Harbor Notice Concerning Forward-Looking Statements

December 14, 2004

Safe Harbor Notice Concerning Forward-Looking Statements

In this document, we, us, our and BCE mean BCE Inc., its subsidiaries, joint ventures and investments in significantly influenced companies.

The presentations in the document entitled Bell Canada Enterprises Business Review 2005, dated December 15, 2004, and certain oral statements made by our senior management at BCE’s 2005 Business Review Conference to the financial community on December 15, 2004, contain forward-looking statements about BCE’s objectives, plans, strategies, financial condition, results of operations and businesses. In addition, we or others on our behalf may make other written or oral statements that are forward-looking from time to time.

A statement we make is forward looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. They may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, plan, outlook, seek, strive, target and will.

It is important to know that:

•
forward-looking statements describe our expectations on the day that they are made. For the forward-looking statements set out in the presentations contained in the document entitled Bell Canada Enterprises Business Review 2005, or made orally at BCE’s 2005 Business Review Conference, it is December 15, 2004

•
our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements

•
forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made

•	we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

You will find a detailed description of the principal known risks that could cause our actual results to materially differ from our current expectations in Risks That Could Affect Our Business, starting on the next page.

Risks That Could Affect Our Business

This section describes general risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain of the other BCE group companies.

A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.

Because no one can predict whether an event will happen or its consequences, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks of which we are currently not aware.

Bell Canada is our most important subsidiary, which means our financial performance depends in large part on how well Bell Canada performs financially. The risks that could affect Bell Canada and its subsidiaries are more likely to have a significant impact on our financial condition, results of operations and business than the risks that could affect other BCE group companies.

RISKS THAT COULD AFFECT ALL BCE GROUP COMPANIES

STRATEGIES AND PLANS
We plan to achieve our business objectives through various strategies and plans. For Bell Canada, Aliant Inc. (Aliant) and their respective telecommunications subsidiaries (collectively, the Bell Canada companies), the strategy is to lead change in the industry and set the standard for IP-based communications while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. The key elements of the strategies and plans of the Bell Canada companies include:
•	evolving from multiple service-specific networks to a single IP-based network
•
providing new services to meet customers’ needs by introducing innovative technologies, including Voice over Internet Protocol (VoIP), very high speed digital subscriber line (VDSL), as well as the roll-out of our next generation EVDO (Evolution, Data Optimized) wireless data network that will deliver higher speed wireless data services to customers, and providing professional services to customers in associated areas such as network management security and network enabled business applications

•	maintaining and improving customer satisfaction by simplifying all areas of our customers’ experience, including call centres, billing and points of sale
•
increasing the number of customers who buy multiple products by focusing our marketing and sales efforts by customer segment. This includes offering bundled services to consumers and service packages to businesses.

•	lowering costs by improving efficiency in all areas of product and service delivery, including installation, activation and call centres.

Our strategic direction involves significant changes in processes, in how we approach our markets, and in products and services. This will require the BCE group companies to be responsive in adapting to these changes including, in particular, a shift in employee skills.

The strategies and plans outlined above will require capital expenditures for their implementation. The timing and quantity of the returns from these investments are uncertain. At this time, we cannot accurately determine the effect that moving to a single IP-based network could have on our results of operations, nor can we be certain that Bell Canada will meet its targeted timing to complete the network conversion.

If we are unable to achieve our business objectives, our financial performance, including our growth prospects, could be hurt. This could have a material and negative effect on our results of operations.

ECONOMIC AND MARKET CONDITIONS
Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.

Weak economic conditions may negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

INCREASING COMPETITION
We face intense competition from traditional competitors, as well as from new entrants to the markets in which we operate. We compete not only with other telecommunications, media, television, satellite and information technology service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems and system integrators, and other companies that deal with, or have access to, customers through various communications networks.

Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors have recently emerged, or may emerge in the future, from restructurings with reduced debt and a stronger financial position. This means that they could have more financial flexibility to price their products and services at competitive rates.

Competition affects our pricing strategies and reduces our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to keep our prices competitive. It forces us to continue to reduce costs, manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

We already have several domestic and foreign competitors, but the number of well-resourced foreign competitors with a presence in Canada could increase in the future. In recent years, certain ministries in the Canadian government have reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. Because the government’s considerations of these matters have not yet concluded, it is impossible to predict the outcome or to assess how any resulting change in foreign ownership restrictions may affect us.

Competition is expected to increase through the provision of advanced applications and related services delivered over IP. As a result of such increasing competition, customers could purchase the applications and related services from competitors and the Bell Canada companies would be limited to providing only IP access services to such customers. This result could materially and negatively affect our financial performance.

Wireline and Long Distance
We currently experience significant competition in our long distance portfolio from dial-around providers, pre-paid card providers, VoIP service providers and others, and from traditional competitors, such as inter-exchange carriers and resellers. The alternative technologies mentioned above are now making significant inroads in our legacy services which typically represent our higher margin services. Contracts for long distance services to large business customers are very competitive. Customers may choose to switch to competitors that offer lower prices to acquire market share, some of which may have little regard for the quality of service or impact on their earnings.

We face increasing cross-platform competition as customers substitute traditional services with new technologies. For example, our wireline business competes with VoIP services, wireless and Internet services, including chat services, instant messaging and e-mail. Certain wireless providers, for example, are now specifically targeting our wireline business in their marketing campaigns. We also expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors, including municipal electrical utilities. Several Canadian cable companies have announced plans to introduce voice telephony services in 2005. We expect competition to intensify as growth in Internet and wireless services continues and new technologies are developed.

We have announced our intention to launch our own VoIP initiative, but there is no assurance that it will attract a sustainable customer base. VoIP service providers are competing in the marketplace in an effort to take business away from our products and services. Competition from VoIP service providers could reduce our current share of local and long distance services, and could have a material and negative effect on our future revenues and profitability.

Certain VoIP technology implementations do not require service providers to own or rent physical networks, which increases access to this market by other competitors. As competition from these service providers further develops, it could have a material and negative effect on our future revenues and profitability.

Technology substitution, and VoIP in particular, has reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and to gain market share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.

The competitive factors described above suggest that our wireline and long distance business will continue to decline in the future. With such continued decline will come reduced economies of scale in those businesses and a resulting reduction in margins. While our strategy will be to mitigate such declines by building the business for newer growth services, the margins on such newer services will likely be less than the margins on legacy services. If the legacy services decline faster than the rate of growth in our newer services, our financial performance will be negatively and materially affected.

Internet Access
Cable companies and independent Internet service providers (ISPs) have increased competition in the broadband and Internet access services business. In particular, competition from cable companies has taken the form of bandwidth increases and discounted bundle pricing. As a result of the increasing competition in this area, pricing for Internet access in Canada is among the lowest in the world.

Furthermore, service providers funded by regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access and broadband services. Developments in the field of wireless broadband services may also result in increased competition in certain geographic service regions. This could materially and negatively affect the financial performance of our Internet access services business.

Wireless
The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that have aggressive product and service introductions, pricing and marketing, and with wireline service providers. We expect competition to intensify as new technologies, products and services (such as VoIP) are developed.

The acquisition of Microcell Telecommunications Inc. by Rogers Wireless Inc. may strengthen the competitive efforts of both companies in the wireless business. Such competition could affect industry pricing and other factors which could materially and negatively affect the financial performance of the Bell Canada companies.

Video
Bell ExpressVu competes directly with another direct-to-home (DTH) satellite television provider and with cable companies across Canada. These cable companies have recently upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

IMPROVING PRODUCTIVITY AND CONTAINING CAPITAL INTENSITY
We continue to implement several productivity improvements while containing our capital intensity. There could be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements, reduce costs and manage capital intensity while maintaining the quality of our service. For example, we must reduce the price of certain services offered by the Bell Canada companies, that are subject to regulatory price caps, each year between 2002 and 2006. In addition, to remain competitive in some business data services that are not regulated, we have reduced our prices and may have to continue doing so in the future. The profits of the Bell Canada companies will decline if they cannot lower their expenses at the same rate. There could also be a material and negative effect on our profitability if market factors or other regulatory actions result in lower revenues and we cannot reduce our expenses at the same rate.

Many productivity improvements require capital expenditures to implement systems that automate or assist in our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements.

ANTICIPATING TECHNOLOGICAL CHANGE
We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.

Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.

We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. Moreover, there is a significant risk that current regulation could be expanded to apply to newer technologies. Such regulation could result in delays for launching new services as well as restrictions on our marketing flexibility (e.g. pricing rules, marketing and bundling restrictions, etc.) for such services.

The Bell Canada companies are in the process of moving their core circuit-based infrastructure to IP technology. This should allow them to:

•	offer integrated voice, data and video services
•	offer a range of valuable network enabled business solutions to large business customers
•	improve capital efficiency
•	improve operating efficiency, including our efficiency in introducing and supporting services.

As part of this move, the Bell Canada companies also plan to discontinue certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If the Bell Canada companies cannot discontinue these services as planned, they will not be able to achieve improvements as expected.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

LIQUIDITY
Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our cash requirements and on our sources of liquidity.

Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements, derivative instruments and assumptions built in our business plan.

In general, we finance our capital needs in four ways:

•	from cash generated by our operations or investments
•	by borrowing from commercial banks
•	through debt and equity offerings in the capital markets
•	by selling or otherwise disposing of assets.

Financing through equity offerings would dilute the holdings of existing equity investors. An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities.

Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and our credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.

BCE Inc. and certain of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as back-up facilities for issuing commercial paper. There is no assurance that these facilities will be renewed at favourable terms.

We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including repayment and refinancing of our outstanding debt.

Our plan in 2005 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to pay contractual obligations maturing in 2005 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected by issuing debt or equity, borrowing from banks or selling or otherwise disposing of assets.

If we cannot raise the capital we need upon acceptable terms, we may have to:

•	limit our ongoing capital expenditures
•	limit our investment in new businesses
•	try to raise additional capital by selling or otherwise disposing of assets.

Any of these possibilities could have a material and negative effect on our cash flow from operations and growth prospects.

RELIANCE ON MAJOR CUSTOMERS
An important amount of revenue earned by BCE group companies, including Bell Canada, comes from a small number of major customers. If we lose contracts with such major customers and cannot replace them, it could have a material and negative effect on our financial results.

MAKING ACQUISITIONS
Our growth strategy includes making strategic acquisitions and entering into joint ventures. There is no assurance that we will find suitable companies to acquire or to partner with or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures.

LITIGATION, REGULATORY MATTERS AND CHANGES IN LAWS
Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes, could also materially and negatively affect us. Any claim by a third party, with or without merit, that a significant part of our business infringes on its intellectual property could also materially and negatively affect us.

Please see BCE Inc.’s Annual Information Form for the year ended December 31, 2003 (BCE 2003 AIF) filed by BCE Inc. with the Canadian securities commissions and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F for a detailed description of:

•	the principal legal proceedings involving BCE
•	certain regulatory initiatives and proceedings concerning the Bell Canada companies.

Please see Recent Developments in Legal Proceedings in BCE Inc.’s 2004 First Quarter MD&A dated May 4, 2004 (BCE 2004 First Quarter MD&A), in BCE Inc.’s 2004 Second Quarter MD&A dated August 3, 2004 (BCE 2004 Second Quarter MD&A) and in BCE Inc.’s 2004 Third Quarter MD&A dated November 2, 2004 (BCE 2004 Third Quarter MD&A) for a description of recent developments, since the BCE 2003 AIF, in the principal legal proceedings involving us.

FUNDING AND CONTROL OF SUBSIDIARIES
BCE Inc. and Bell Canada are currently funding, directly or indirectly, and may, in the future, continue to fund the operating losses of some of their subsidiaries, but they are under no obligation to continue doing so. If BCE Inc. or Bell Canada decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.

In addition, BCE Inc. and Bell Canada do not have to remain the majority holder of, or maintain their current level or nature of ownership in, any subsidiary, unless they have agreed otherwise. The announcement of a decision by BCE Inc. or Bell Canada to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary, or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.

If BCE Inc. or Bell Canada stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. or Bell Canada, respectively. For example, certain members of the lending syndicate of Teleglobe Inc. (Teleglobe), a former subsidiary of BCE Inc., and other creditors of Teleglobe have launched lawsuits against BCE Inc. following its decision to stop funding Teleglobe. You will find a description of these lawsuits in the BCE 2003 AIF under Legal proceedings we are involved in as updated in the BCE 2004 First Quarter MD&A, BCE 2004 Second Quarter MD&A and BCE 2004 Third Quarter MD&A under Recent Developments in Legal Proceedings. While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of BCE Inc.’s or Bell Canada’s securities. BCE Inc. and Bell Canada could have to devote considerable management time and resources in responding to any such claim.

PENSION FUND CONTRIBUTIONS
Most of our pension plans had pension fund surpluses as of our most recent actuarial valuation. As a result, we have not had to make regular contributions to the pension funds in the past few years.

The decline in the capital markets in 2001 and 2002, recent early retirement programs and historically low interest rates, have significantly reduced the pension fund surpluses and negatively affected our net earnings.

Our pension plan assets had returns as expected so far in 2004. There is no assurance that similar returns will continue. If returns on pension plan assets decline again in the future, the surpluses could also continue to decline. This could have a material and negative effect on our results of operations. Following the completion of the next periodic actuarial valuation, we might have to significantly increase our contributions to our pension funds in 2005 which could have a material and negative effect on BCE Inc.’s earnings per share.

RENEGOTIATING LABOUR AGREEMENTS
Approximately 45% of our employees are represented by unions and are covered by collective agreements.

The following important collective agreements have expired:

•	The collective agreements relating to CTV Television Inc. employees in Calgary and Edmonton representing approximately 150 employees. These collective agreements expired on September 30, 2004.
•
The collective agreements between Entourage Technology Solutions Inc. and the Communications Energy and Paperworkers Union of Canada (CEP), representing approximately 2,000 technicians in Québec and Ontario, expired on September 30, 2004. Negotiations are currently underway. A conciliator was appointed and is working with the bargaining teams.

The following important collective agreements expire on or prior to December 31, 2005:

•

The collective agreement between the Canadian Telecommunications Employees’ Association (CTEA) and Bell Canada representing approximately 11,000 clerical and associated employees will expire on May 31, 2005. Negotiations are scheduled to begin in February 2005.

•
Certain collective agreements relating to CTV Television Inc. employees in Ottawa, Atlantic Canada, Northern Ontario, Saskatoon, and Montreal representing approximately 235 employees; and to Globe and Mail employees, representing approximately 395 employees.

   Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition. Although Bell Canada has a program to implement a number of measures seeking to minimize disruptions and ensure that customers continue to receive normal service during labour disruptions, there can be no assurance that service to Bell Canada’s customers would not be adversely affected should a strike occur.

EVENTS AFFECTING OUR NETWORKS
Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment, our applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events, and on the timely replacement and maintenance of our networks and equipment. Any of these events could cause our operations to be shut down indefinitely.

Our network is connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also hurt our business, including our customer relationships and operating results.

VOLUNTARY DEPARTURE PROGRAMS
We anticipate annual savings of approximately $390 million relating to the recent early retirement program and early departure program at Bell Canada stemming from lower salaries, bonuses and non-pension benefits. There is a risk that the amount of the expected annual savings relating to Bell Canada’s voluntary departure programs will be lower than anticipated due to various factors including the incurrence of outsourcing, replacement and other costs.

RISKS THAT COULD AFFECT BCE INC.

HOLDING COMPANY STRUCTURE
BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies. BCE Inc.’s cash flow and its ability to service its debt and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada. BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate legal entities. They do not have to pay dividends or make any other distributions to BCE Inc.

STOCK MARKET VOLATILITY
The stock markets have experienced significant volatility over the last few years, which has affected, in particular, the market price and trading volumes of the shares of many telecommunications companies. Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may also contribute to volatility in BCE Inc.’s common shares. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s common shares or other securities, may materially and negatively impact our ability to raise capital, issue debt, retain employees or make future strategic acquisitions or joint ventures.

RISKS THAT COULD AFFECT CERTAIN BCE GROUP COMPANIES

BELL CANADA COMPANIES

Contract with the Government of Alberta
In 2001, we entered into a contract with the Government of Alberta to build a next generation network to bring high-speed internet and broadband capabilities to rural communities in Alberta. However, the final costs to complete the network will not be known until completion of the network and final acceptance by the Government of Alberta which is expected to occur during 2005.

Changes to Wireline Regulations
Decisions of regulatory agencies
The business of the Bell Canada companies is affected by decisions made by various regulatory agencies, including the Canadian Radio-television and Telecommunications Commission (CRTC). Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

Second Price Cap decision
In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

•	set a 3.5% productivity factor on many capped services, which may require the Bell Canada companies to reduce prices on these services
•	extended price cap regulation to more services
•	reduced the prices that incumbent telephone companies can charge competitors for services
•	set procedures for enforcing standards of service quality
•	effectively froze rates for residential services.

The CRTC also established a deferral account and, on March 24, 2004, initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the accounts of the incumbent telephone companies during the first three years of the price cap period. There is a risk that the account could be used in a way that could have a negative financial effect on the Bell Canada companies.

The balance in Bell Canada’s deferral account at September 30, 2004 was estimated to total approximately $163 million.

On May 19, 2004, Bell Canada filed its proposal, as part of the public proceeding initiated by the CRTC on March 24, 2004, asking for approval to use some of the funds in its deferral account to implement the following initiatives:

1. expansion of its broadband services to certain areas that are not economically viable to serve under its commercial broadband program;
2. rate reductions for certain optional local services; and
3. implementation of the network upgrades required to support Bell Canada’s High Probability of Call Completion feature that would allow designated calls on the Bell Canada network to have a higher probability of completion under normal network loads as well as when the Public Switched Telephone Network is busy and experiencing call blocking conditions.

The record of this proceeding is not expected to close until the second half of 2005.

Should the CRTC not approve Bell Canada’s proposals, there is a risk that the funds in the deferral account could be used in a way that could have a negative financial effect on Bell Canada.

In addition, other follow-up issues to the Price Cap decision are expected to be resolved in 2005. The outcome of these issues could result in an additional negative effect on the results of the Bell Canada companies.

Competitor Digital Network Access Service
Also in the second price cap decision, the CRTC required Bell Canada and the other incumbent telephone companies to offer digital network access service to competitive telecommunications service providers (such digital network access service offered to competitive telecommunications service providers being referred to as CDNA service) at prices below their current retail prices. The scope of the existing CDNA service required to be provided by Bell Canada and the other incumbent telephone companies is currently under review by the CRTC and a decision is expected in the first quarter of 2005. A decision to expand the scope of the CDNA service would result in a further decrease in the Bell Canada companies’ CDNA service revenues and potentially a reduction in retail service rates.

Decision on incumbent affiliates
On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

•	all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval
•	all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out
•	carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with the Bell Canada companies will be available on the public record.

This decision increased Bell Canada’s and its carrier affiliates’ regulatory burden at both the wholesale and retail levels. It could also cause some of their large customers to choose another preferred supplier, which could have a material and negative effect on their results of operations. Bell Canada’s appeal of this decision to the Federal Court of Canada was dismissed on September 14, 2004. As a result, Bell Canada is now refiling tariffs for those contracts with bundles that have not yet expired in order to provide more detailed descriptions of the bundled services.

Allstream and Call-Net application concerning customer-specific arrangements
On January 23, 2004, Allstream Corp. (Allstream) and Call-Net Enterprises Inc. (Call-Net) filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements that are currently filed with the CRTC and are not yet approved.

Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff.

Bell Canada provided its comments opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services. As a result, this could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

Public notice on changes to minimum prices
On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for the regulated services of the Bell Canada companies and for how incumbent telephone companies price their services, service bundles and customer contracts. The CRTC is also seeking comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It issued an amended public notice on December 8, 2003. The record of this proceeding was completed with the filing of arguments on June 11, 2004 and reply arguments on June 25, 2004.

It is too early to determine if the proposals will be implemented as proposed. If they are, the Bell Canada companies will be required to increase the minimum prices they charge for regulated services. This would affect their competitive flexibility.

Application seeking consistent regulation
On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others.

On April 7, 2004, the CRTC invited comments on its preliminary views regarding the regulation of VoIP services and invited interested parties to participate in a public consultation relating to the regulatory framework for VoIP. The CRTC stated its preliminary views that VoIP services that utilize telephone numbers that conform to the North American Numbering Plan (NANP) and allow subscribers to call or receive calls from any telephone with access to the Public Switched Telephone Network (PSTN) are functionally the same as switched telecommunications services. The CRTC stated that as a preliminary conclusion, when incumbent telephone companies provide VoIP services in their incumbent territories, they should be required to adhere to their existing tariffs or to file proposed tariffs where required, in conformity with applicable regulatory rules. The CRTC also provided its preliminary views with regard to the provision of 9-1-1 services, message relay service and privacy safeguards by local VoIP service providers. Bell Canada provided its comments to the CRTC on June 18, 2004. Between September 21-23, 2004, the CRTC held the public consultation relating to the regulatory framework for VoIP. Bell Canada filed reply comments on October 13, 2004.

A decision is expected in the first quarter of 2005. There is a risk that the CRTC might decide to regulate VoIP services provided by the Bell Canada companies and other incumbent telephone companies but not the VoIP services provided by certain other competitors, including in particular the cable companies. Accordingly, these proceedings could determine the rules for competition with other service providers and could negatively affect the flexibility of the Bell Canada companies when competing in the future.

The CRTC has included a “Proceeding on Regulatory Symmetry” in its 2005-2006 Work Plan. Any asymmetry between the cable companies and the incumbent telephone companies with regard to regulation of similar services offered, and specifically with respect to similar bundles of services, would put the incumbent telephone companies at a competitive disadvantage, potentially having a material and adverse impact on their revenues and profitability.

Licences for Broadcasting
On November 18, 2004, the CRTC issued Broadcasting Decision CRTC 2005-496, granting Bell Canada’s applications for licences to operate terrestrial broadcasting distribution undertakings, using its wireline facilities, to serve large cities in Southern Ontario and Québec. Bell Canada is to be licensed under the same terms and conditions as apply to major cable operators without any delays or other conditions that would inhibit Bell Canada’s ability to compete with the other cable operators.

Licences and Changes to Wireless Regulation
Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.

As a result of a recent Industry Canada decision, Bell Mobility’s and Aliant Telecom Inc. / MT&T Mobility Inc.’s cellular and PCS licences, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, these Bell Canada companies’ cellular and PCS licences are now classified as spectrum licences with a 10-year licence term. While we expect that they will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree, which could have a material and negative effect on the Bell Canada companies.

In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of the Bell Canada companies. The final report from the National Antenna Tower Policy Review Committee was filed with Industry Canada in September 2004. Industry Canada is now reviewing the report and considering what next steps, if any, it will take, after which it may invite comments from interested parties, including the wireless carriers, on the report and its recommendations. It is not possible to predict at this time if or when any action might be taken on the findings of the report.

Increased Accidents From Using Cellphones
Some studies suggest that using handheld cellphones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states. If this happens, cellphone use in vehicles could decline, which would negatively affect the business of the Bell Canada companies.

Competition Bureau’s Investigation Concerning System Access Fees
On December 9, 2004 Bell Canada was notified by the Competition Bureau that the Commissioner of Competition had initiated an inquiry under the misleading advertising provisions of the Competition Act concerning Bell Mobility Inc.’s (“Bell Mobility”) description or representation of system access fees (“SAFs”) and was served with a court order, under section 11 of the Competition Act, compelling Bell Mobility to produce certain records and other information that would be relevant to the Competition Bureau’s investigation.

SAFs are charged on a monthly basis to Bell Mobility cellular subscribers to assist Bell Mobility to recover certain costs associated with its mobile communications network. These costs include maintenance costs, the installation of new equipment, retrofitting of new technologies and fees for spectrum licences. These costs also include the recovery of the Contribution Tax (charged by the CRTC to support telephone services in rural and remote areas of Canada).

Bell Mobility may be subjected to financial penalties (either by way of fines, administrative monetary penalties, and /or demands for restitution of a portion of the SAFs charged to cellular subscribers) if it is found to have contravened the misleading advertising provisions of the Competition Act.

Health Concerns About Radio Frequency Emissions
It has been suggested that some radio frequency emissions from cellphones may be linked to certain medical conditions. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on the business of the Bell Canada companies. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry. Any of these would have a negative effect on the business of the Bell Canada companies.

BELL EXPRESSVU
Bell ExpressVu, Limited Partnership (Bell ExpressVu) currently uses three satellites, Nimiq 1, Nimiq 2 and Nimiq 3 for its video services. Telesat operates or directs the operation of these satellites. In order to restore the backup capacity for Bell ExpressVu, which was diminished by the partial failure of Nimiq 2, Telesat Canada (Telesat) reached an agreement with DirecTV for an existing in-orbit spare satellite. Telesat obtained Industry Canada’s approval to relocate this satellite to the orbital slots currently occupied by Nimiq 1 or Nimiq 2. In July 2004, the CRTC granted final approval to the agreement between Bell ExpressVu and Telesat for lease of the full capacity of the Nimiq 3 satellite.

Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell ExpressVu’s terrestrial broadcasting infrastructure, or of Telesat’s tracking, telemetry and control facilities that operate the satellites, could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition. Please see Risks that could affect certain BCE group companies – Telesat for more information on the risks concerning Telesat’s satellites.

Bell ExpressVu is subject to programming and carriage requirements under CRTC regulation. Changes to the regulations that govern broadcasting could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires August 31, 2010.

Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, it is participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.

Bell ExpressVu faces a loss of revenue resulting from the theft of its services. It is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Bell ExpressVu initiated a “smart” card swap on a phased-in basis for its authorized digital receivers beginning in 2004 which is expected to be fully implemented by late 2005. The new security system is expected to eliminate unauthorized reception of Bell

ExpressVu signals. As with any technology-based security system, the possibility of compromises at some point in the future can never be eliminated with absolute certainty.

On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault that the provisions in the Radiocommunication Act (Canada) which make it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal in connection with unauthorized reception of satellite signals violate the freedom of expression rights enshrined in the Canadian Charter of Rights and Freedoms. The Canadian Department of Justice has launched an appeal of this decision to the Québec Court of Appeal. Accordingly, it remains a criminal offence throughout Canada to manufacture, offer for sale or sell any device used to engage in unauthorized reception of satellite signals. If this decision is ultimately upheld by the courts and Parliament does not enact new provisions criminalizing the unauthorized reception of satellite signals, Bell ExpressVu may face increasing loss of revenue from the unauthorized reception of satellite signals.

BELL GLOBEMEDIA
Dependence on Advertising
A large part of Bell Globemedia Inc.’s (Bell Globemedia) revenue from its television and print businesses comes from advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures, including its ability to attract and retain viewers and readers. In addition, the amount spent by advertisers is directly related to economic growth. An economic downturn tends to make it more difficult for Bell Globemedia to maintain or increase revenues. Advertisers have historically been sensitive to general economic cycles and, as a result, Bell Globemedia’s business, financial condition and results of operations could be materially and negatively affected by a downturn in the economy. In addition, most of Bell Globemedia’s advertising contracts are short-term contracts that the advertiser can cancel on short notice.

Increasing Fragmentation in Television Markets
Television advertising revenue largely depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade and this trend is expected to continue as new services and technologies increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach or retain viewers with attractive programming.

Revenues From Distributing Television Services
A significant portion of revenues from CTV Inc. (CTV)’s specialty television operations comes from contractual arrangements with distributors, primarily cable and DTH operators. Competition has increased in the specialty television market. As a result, there is no assurance that contracts with distributors will be renewed on equally favourable terms.

Increased Competition for Fewer Print Customers
Print advertising revenue largely depends on circulation and readership. The existence of a competing national newspaper and commuter papers in Toronto has increased competition, while the total circulation and readership of Canadian newspapers has continued to decline. This has resulted in higher costs, more competition in advertising rates and lower profit margins at The Globe and Mail.

Broadcast Licences and CRTC Decisions
Each of CTV’s conventional and specialty services operates under licences issued by the CRTC for a fixed term of up to seven years. These licences are subject to the requirements of the

Broadcasting Act, the policies and decisions of the CRTC, and the conditions of each licensing or renewal decision, all of which may change. There is no assurance that any of CTV’s licences will be renewed. Any renewals, changes or amendments to licences and any decisions by the CRTC from time to time affecting the industry as a whole or CTV may have a material and negative effect on Bell Globemedia.

TELESAT
Launch and In-Orbit Risks
There is a risk that the satellites that Telesat currently has under construction, or satellites built in the future, may not be successfully launched. Telesat normally buys insurance to protect itself against this risk, but there is no assurance that it will be able to obtain launch coverage for the full value of any satellite proposed to be launched or at a favourable rate.

Once Telesat’s satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission. Telesat has a number of measures in place to protect itself against this risk. These include engineering satellites with on-board redundancies by including spare equipment on the satellite and buying in-orbit insurance. However, there are no assurances that redundancy systems will not malfunction or that Telesat will be able to renew or obtain new in-orbit insurance with enough coverage or at a favourable rate.

Anik F1 and Anik F1R
In August 2001, the manufacturer of the Anik F1 satellite advised Telesat of a gradual decline in power on the satellite. After investigation, it indicated that power will continue to decline at the rates observed to date. Telesat believes that this will affect some of the satellite’s core services in mid to late 2005.

Telesat has insurance in place to cover the power loss on Anik F1 and filed a claim with its insurers in December 2002. In March 2004, it reached an agreement to settle this claim. The agreement provides for an initial payment in 2004 of U.S.$136.2 million to Telesat. It also provides for an additional payment of U.S.$49.1 million in 2007 if the power on Anik F1 degrades as predicted by the manufacturer. If it does not, the payments (including the U.S.$136.2 million initial payment) will be adjusted by applying a formula that is included in the settlement documents. The initial payment has been received and the power continues to degrade as predicted.

Telesat has a satellite under construction, Anik F1R, which is expected to replace Anik F1 in time to ensure that service to its customers will not be interrupted. While Telesat is currently attempting to place Anik F1R launch insurance, there is no assurance that Telesat will be able to obtain launch and in-orbit coverage for the Anik F1R satellite, or that if it does obtain coverage, that it will be for the full value of the satellite or that it will be at a favourable rate.

Anik F2
On July 17, 2004, Telesat launched Anik F2, which successfully entered commercial service, following commissioning and testing, in October 2004. Telesat has in-orbit insurance coverage expiring in July 2007 for approximately two-thirds of Anik F2’s book value. In the event of a total failure of the satellite, the after-tax accounting loss is estimated at $110-$115 million.

Nimiq 1 and Nimiq 2
Telesat carries in-orbit insurance on Nimiq 1 and Nimiq 2. Nimiq 1 is insured for its book value until the second quarter of 2005. Following a partial failure and a successful insurance claim on

Nimiq 2 in 2003, Telesat arranged for in-orbit insurance for approximately 50% of the residual value of Nimiq 2.

Anik F3
Telesat has signed a contract with EADS Astrium, SAS, an European satellite manufacturer, for construction of the Anik F3 satellite. Anik F3 is expected to be available for service in the second half of 2006. There is no assurance that Telesat will be able to obtain launch and in-orbit insurance coverage for the Anik F3 satellite, or that if it does obtain coverage, that it will be for the full value of the satellite or at a favourable rate.

CGI
Long Sales Cycle for Major Outsourcing Contracts
The average sales cycle for large outsourcing contracts typically ranges from 6 to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting CGI Group Inc.’s (CGI) ability to meet its growth targets.

Foreign Currency Risks
CGI’s increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has a hedging strategy in place to protect itself, to the extent possible, against foreign currency exposure.

Early Termination Risk
If CGI failed to deliver its services according to contractual agreements, some of its clients could elect to terminate their contracts before the agreed expiry date, which could have a material and adverse effect on CGI’s results of operations and business. However, CGI takes a professional approach to business, and its contracts are written so as to clearly identify the scope of CGI’s responsibilities and to minimize risks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: December 14, 2004